Exhibit 21

Subsidiaries of the Registrant (as of December 31, 2023)

Subsidiary	State or Jurisdiction of Incorporation

First-Citizens Bank & Trust Company	North Carolina

First Citizens Equity Investments, LLC	Delaware

The CIT Group Business Credit, LLC	Delaware

CIT Lending Services, LLC	Delaware

First Citizens Capital Securities, LLC	Delaware